As filed with the Securities and Exchange Commission on _________, 2006


                                                Registration File No. 000_______

================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS
        Under Section 12(b) or (g) of The Securities Exchange Act of 1934



                                 Millennia, Inc.
                         (name of Small Business Issuer)


            Nevada                                               59-2158586
(State or other jurisdiction of                               (I.R.S. Employer
 incorporation or organization)                              Identification No.)



                 2591 Dallas Parkway, Suite 102
                          Frisco, TX                               75034
(Address of registrant's principal executive offices)            (Zip Code)


                                  (972)963-0000
                           (Issuer's telephone number)



        Securities to be registered pursuant to Section 12(b) of the Act
                                      None.



        Securities to be registered pursuant to Section 12(g) of the Act
                         Common Stock, $0.001 par value

                                TABLE OF CONTENTS
                                                                            Page


PART I

Introductory Note                                                              1
Item 1.   Description of Business                                              2
Item 2.   Management's Discussion and Analysis                                 4
Item 3.   Description of Property                                              5
Item 4.   Security Ownership of Certain Beneficial Owners and Management       5
Item 5.   Directors and Executive Officers, Promoters and Control Persons      6
Item 6.   Executive Compensation                                               6
Item 7.   Certain Relationships and Related Transactions                       6
Item 8.   Description of Securities                                            6

PART II

Item 1.   Market Price of and Dividends on the Registrant's Common
          Equity and Related Shareholder Matters                               7
Item 2.   Legal Proceedings                                                    7
Item 3.   Changes in and Disagreements with Accountants                        7
Item 4.   Recent Sales of Unregistered Securities                              7
Item 5.   Indemnification of Directors and Officers                            8

PART F/S                                                                     F-1

FINANCIAL STATEMENTS

PART III
                                                                              10
Item 1.   Index to Exhibits




Introductory Note

This Registration Statement on Form 10-SB contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among others, statements about our beliefs, plans, objectives, goals, expectations, estimates and intentions that are subject to significant risks and uncertainties and are subject to change based on various factors, many of which are beyond our control. The words "may," "could," "should," "would," "believe," "anticipate," "estimate," "expect," "intend," "plan," "target," "goal," and similar expressions are intended to identify forward-looking statements.

All forward-looking statements, by their nature, are subject to risks and uncertainties. Our actual future results may differ materially from those set forth in our forward-looking statements.

Any forward-looking statements made by us or on our behalf speak only as of the date they are made. We do not undertake to update any forward-looking statement, except as required by applicable law.

Unless otherwise noted, the terms "Millennia," the "Company," "we," "us," and "our" refer to past and ongoing business operations of Millennia, Inc.

Certain industry data disclosed in this report have been obtained from industry and government publications, as indicated; we have not independently verified this information, although management believes such data to be reasonably accurate.

                                     PART I

Item 1.  Description of Business.

The Company was incorporated in the State of Florida in 1982 under the name of S.O.I. Industries, Inc. and changed its state of incorporation to the State of Delaware in 1987. On December 10, 1996 the Company changed its name to Millennia, Inc. In February 2005 the Company changed its state of incorporation to the State of Nevada.

Since its inception the Company has been a diversified management company engaged, through its affiliates and subsidiaries. in various businesses. The Company's primary business has been to acquire and operate business operations through affiliates and subsidiaries and to provide management expertise to the affiliates and subsidiaries. Consequently, the Company has never had any operations of its own that were not part of one of its affiliates and/or subsidiaries.

Until 1998 the Company's common stock was listed on the American Stock Exchange. In the same year, its common stock was delisted from the Exchange, and subsequently in November 1998 the Company filed a Form 15 with the Securities and Exchange Commission, terminating its Registration and duty to file Reports with the Commission. Accordingly the Company became a non-reporting company, with its common shares being traded in the OTC Pink Sheets under the symbol "MENA".

Until January 2005, the Company had no business operations. In January 2005 it acquired 100% of the common stock of Thoroughbreds, Inc., ("Thoroughbreds"), which became a wholly owned subsidiary of the Company.

Thoroughbreds, Inc. was incorporated in the Sate of Nevada in March 2000 and commenced operations in 2003. Thoroughbreds business initially was to buy and sell thoroughbred horses of every age from broodmares, weanlings, yearlings, to horses of racing age. Thoroughbreds did not engage in any racing activities.

Thoroughbreds changed its business plan in 2005 to concentrate on actual racing activities, eliminating any activities of buying and selling horses through auctions as a primary business.

The thoroughbred business is a capital intensive operation by virtue of the investment in livestock.

Upon the acquisition of Thoroughbreds, Inc. in January 2005, the Company resumed its business activities.

Thoroughbreds' primary business is to develop young horses that may have the potential of becoming outstanding race horses and thus increase in value in addition to the purse revenues they generate. Young, unraced or lightly raced horses create an interesting business opportunity, since no one really knows their true potential until they start their career at the track. Some horses develop earlier than others, some do not show their best potential until they mature.

To accomplish our goals, we buy weanlings, yearlings and two year olds at auctions or privately, and also raise our own horses that are born from broodmares we own.

All thoroughbred horses have common birthdays on January 1, regardless when they are born. Thoroughbred horses are bred to be born anywhere from January to June. So if a horse is born in June, it is considered a late foal. If it is born in January, it is considered an early foal. An early foal is preferred over a late foal, since a horse born in June will officially be one year old on January 1, when in reality it is only six months old. Horses are called weanlings until they reach the age of one, yearlings until they reach the age of two.

In 2005 we owned a total of 38 thoroughbred horses. Of these 7 were broodmares, 17 were horses of racing age and racing at various race tracks in the United States. We also owned 8 yearlings and 6 weanlings.

In order to streamline our operations, during 2005 we sold all of our broodmares except one. Additionally we either sold or in some instances gave away those horses that we concluded would not fit into our plans. The upkeep of horses is expensive. Thus it is cheaper to dispose (even at a loss) of those horses that do not produce sufficient purse revenues or have an upside potential in value.

The value of horses increase or decrease based upon their performance at the track, their pedigree and their upside potential. The business plan of Thoroughbreds is to own at least 10 two year olds each year who will start their racing career with us and hopefully turn out to be top performers and money winners. We concentrate on acquiring horses with good pedigrees, whose sires and dams were accomplished horses. Like all owners, we strive to have horses good enough to compete in the upper level of the racing world, in races such as the Kentucky Derby, Belmont, and the Preakness, in addition to the Breeders' Cup races. If a horse can come in first, second, or third in any one of these races, its value increases dramatically. If its is a colt, after its racing career is over he can become a high demand sire and generate substantial income. If it is a filly, then her value as a broodmare could increase significantly.

Thus the primary goal of Thoroughbreds is that from the approximately 10 two year olds we hope to start each year, one or more will turn into high caliber stakes horses, three or more into allowance quality horses and for those horses that do not measure up to our hopes, we will run in claiming races in the hopes that someone will claim (buy) them from us.

There are different types of races. Stakes races are intended to attract the best horses; they usually carry higher purses. Allowance races ares best regarded as a non-claiming event (horses that are not for sale) intended for horses not yet ready for stakes competition. Claiming races, which represent approximately 70% of all races, are intended for horses that are for sale at a specified claiming price. Claiming prices are used to guarantee the quality of the competition will be relatively even. Maiden races are for horses that have never won a race. Thus all horses usually start in a maiden race the first time out.

Currently we own the following horses (please note that "homebred" refers to horses that were bred to our own mares):

Vogue Covergirl - a 17 year old broodmare, currently carrying the foal of Repent.
Hunterpunter 2 year old colt - dam: Expect Anna; sire Albert the Great. - homebred
Smittenbyakitten  2 year old filly - dam: Si Si My Love; sire: Albert the Great.
- homebred
Pedalonthemetal 2 year old filly - dam: Cielamour; sire: Straight Man. Purchased for $9,000 at the OBS sale in Florida.
Thank You America - 2 year old colt - dam: Mary Margaret; sire Golden Missile. Purchased for $80,000 at the OBS sale in Florida.
Dream America - 2 year old colt - dam: Dif a Dot; sire Graeme Hall. Purchased for $37,000 at the OBS sale in Florida.
Honor America - 2 year old colt - dam Late Sailing; sire Honour and Glory. Purchased for $29,000 at the OBS sale in Florida.

The following yearlings are all homebred:

Unnamed yearling colt -dam:  Quon; sire Volponi
Unnamed yearling filly - dam: Ms. Protocol; sire: Volponi Unnamed yearling filly - dam: Expect Anna; sire: Volponi Unnamed yearling filly - dam: Que Cherie; sire: Volponi Unnamed yearling filly - dam: Fenter Given; sire: Impeachment Unnamed yearling colt - dam: Mara Queen: sire: Volponi

Airizon - 4 year old filly - currently recovering from removal of chips in her knee. She should be able to resume her racing career in late summer of this year. She is the best horse we have from those two year olds that started in 2004. We paid $155,000 for her at the OBS sale in Florida. She is also the highest priced horse we have bought to date. She has won 4 races earning $51,485, but most importantly, she has placed 3rd in a Stakes race, giving her a black type for pedigree purposes; this means that when her racing days are over, she could become a valuable broodmare for breeding purposes based upon her pedigree.

Our Shadow - 4 year old colt - has won 4 races, earning $26,261 and is currently racing in Ohio.

Precocious One - 4 year old filly - currently recovering from removal of chips in her knee. She has won 3 races and has earned $32,786. She will resume her racing career in late summer of this year.

Sea Salt Run - 3 year old colt - has won 1 race and has earned $9,145. He is currently racing in Florida.

Thisoneforroger - 3 year old colt - has won 1 race and has earned $13,983. He is currently racing in Florida.

Sheerdoublebliss - 3 year old filly - has won 1 race and has earned $7.891. She is currently racing in Florida.

Andherecomesdaisy - 3 year old filly - currently recovering from removal of chips in her knee. She has not won any races, but has earned $7,840.

Hip Hip Hurrah - 3 year old colt - has won 1 race and has earned $17,417. He is currently racing in Florida

Babaganush - 4 year old filly - has won 4 races and has earned $192,546. She is currently racing in Florida

Our plans for the sole broodmare we have left is to sell her after she gives birth of the foal she is currently carrying, thus eliminating ownership and accompanying costs of owning broodmares.

While thoroughbred horse racing has many upsides and affords unique opportunities, it has major negative aspects also. One of the biggest negatives in owning race horses is that on any given day, a horse can take a wrong step and may never race again. Horses can only be insured for mortality. One of our two year old horses that we purchased at the OBS sales in Florida last year, died suddenly in a freak accident at the farm, but her $22,000 purchase price was fully recovered through insurance proceeds.

We utilize several different public trainers for our horses. A public trainer is defined as a trainer who trains for several different owners, as opposed to a private trainer who trains only for a particular owner. The great majority of trainers at race tracks are public trainers. Accordingly the dependence on any one particular trainer is not critical in the operations of our business. When looking for a trainer, we prefer high percentage winning trainers, and trainers that are well known and well respected at the various tracks they race. During the past 12 months we have and continue to utilize: Kathleen O'Connell in Florida, John Locke in Texas and Jeff Radosevich in Ohio and West Virginia.

The initial boarding and training of young horses is critical to a successful operation. The way the babies are handled, broken in, and trained before going to a race track is probably one of the most important aspects of their development. All of our young horses reside at Cloverleaf Farms II in Reddick, Florida, a 800 plus acre training facility with an outstanding reputation. We pay their standard various monthly charges for boarding, training etc. of all of our horses. As customary in the industry, there are no contracts involving the boarding of horses and we may keep them there as long as we wish, or move them to any other facility of our chosing.

Thoroughbreds has no employees.

Item 2. Management's Discussion and Analysis or Plan of Operation.

Thoroughbreds, Inc., our wholly owned subsidiary is the only operation we have. Thoroughbreds business is capital intensive insofar as the purchasing of horses and their upkeep. Prior to acquiring in January of 2005, we had no ongoing operations. In 2004 we had no revenues and incurred general and administrative expenses of $24,418. For 2005, through our newly acquired subsidiary, we had purse revenues of $211,739, total expenses of $729,914 and incurred a net loss of $518,175. This sum included horse depreciation expense of $90,707 and loss on sale of horses of $94,059. All of the funds necessary to purchase horses and to maintain the operations of the business were advanced by the former owner of Thoroughbreds, prior to it being sold to the Company. Since our purchase of Thoroughbreds, affiliates of the Company have continued and will continue to make necessary advances to ensure continued viable operations.

It is anticipated that the new horses that will start their careers as two year olds will contribute to the cash flows of the Company and simultaneously increase in value. We are dependent on short-term and long-term liquidity by the purse revenues generated by our horses and/or advances received from affiliates of the Company.

The Company has no off-balance sheet arrangements.


Item 3.   Description of Property.

The Company shares office space furnished to it at no cost from its principal shareholder. Management considers the Company's current office space arrangement adequate.


Item 4.   Security Ownership of Certain Beneficial Owners and Management.

The following information table sets forth certain information regarding the Company's common stock ownership as of February 24, 2006 by (1) any person (including any group) who is known by the Company to own beneficially more than 5% of its outstanding Common Stock, (2) each director and executive officer, and
(3) all executive officers and directors as a group. On such date there were 779,279 shares issued and outstanding.

Name and address                          Shares Owned                Percentage
----------------                          ------------                ----------

Halter Capital Corporation                  666,065                      85.5
2591 Dallas Parkway - Suite 102
Frisco, TX 75034

Kevin B. Halter                             669,071                      85.9
2591 Dallas Parkway - Suite 102
Frisco, TX 75034

Kevin Halter, Jr.                           713,180                      91.5
2591 Dallas Parkway - Suite 102
Frisco, TX 75034

Pam J. Halter                                     0                         0
2591 Dallas Parkway - Suite 102
Frisco, TX 75034


All officers and directors                  716,186                      91.9
as a group, including
affiliates (3) persons

Kevin B. Halter and Kevin Halter Jr. each own 50% of Halter Capital Corporation, and all shares owned by Halter Capital Corporation are included in their totals.

Item 5.  Directors, Executive Officers, Promoters and Control Persons.

The directors and officers of the Company are listed below with information about their respective backgrounds.

Name                          Age                   Position
----                          ---                   --------

Kevin B. Halter               70        Chairman, President, CEO, CFO & Director
Kevin B. Halter Jr.           45        Vice President & Director
Pam J. Halter                 51        Secretary, CFO & Director

Kevin B. Halter has served as President, Chief Executive Officer and Chairman of the Board of the Company since 1994. He has also been the Chief Financial Officer of the Company since 1998. He has been President of Halter Capital Corporation, a financial consulting and investment firm since 1987.

Kevin B. Halter, Jr. has served as Vice President and Director since 1994. From 1998 until February 2005 he has also been the Secretary of the Corporation. He has been since 1987, President of Securities Transfer Corporation, an SEC registered stock transfer company. He has been a vice president and director of Halter Capital Corporation since 1987. In February 2006 he became President and a director of Rub a Dub Soap Company, Inc., a publicly traded shell company.

Pam J. Halter has served as Secretary and Director of the Company since February 2005. Since 2000 she has been the President, CEO and a director of Thoroughbreds, Inc. She has been involved in various facets of horse racing since the age of sixteen, culminating with her successful record as a trainer, and after retirement as an owner with high percentage of wins. From March 2000 until March 2003, Ms. Halter was President, CEO and a director of Doblique, Inc., a company engaged in the thoroughbred racing business. In February 2006 she became Secretary and a director of Rub a Dub Soap Company, Inc., a publicly traded shell company.

Kevin Halter, Jr. is the son of Kevin B. Halter; Pam J. Halter is the wife of Kevin B. Halter.


Item 6.   Executive Compensation.

The Company currently pays no compensation to its officers and directors and has paid no compensation in any amount or of any kind to its executive officers or directors for the years ended 2004 and 2005. There are no stock options or other derivative securities outstanding.


Item 7.  Certain Relationships and Related Transactions.

In January 2005, the Company purchased 100% of the outstanding shares of Thoroughbreds, Inc in exchange for $400,000 evidenced by a promissory note payable to the seller. At the time of the transaction, all of the shares of Thoroughbreds were owned by Pam. J. Halter.


Item 8.  Description of Securities

The authorized capital stock of the Company consists of 50,000,000 shares of common stock with a par value of $0.001 per share, and 50,000,000 shares of preferred stock with a par value of $0.001 per share.

The holders of common stock (1) are entitled to one non-cumulative vote per share on all matters that the stockholders may vote on at meetings of stockholders; (2) do not have pre-emptive, subscription or conversion rights, and there are no redemption of sinking fund provisions applicable thereto; and
(3) are entitled to share ratably in the assets of the Company, after the payment of all debts and liabilities, available for distribution to holders of common stock upon the liquidation, dissolution or winding up of affairs of the Company. The Company has no outstanding preferred stock, debentures, warrants, options or other instruments outstanding or that could be converted into common stock of the Company.

Holders of shares of the common stock do not have cumulative voting rights, which means that the holders of more than 50% of such outstanding shares ("majority shareholders"), when voting for the election of directors, can elect all of the directors and, in such situations, the holders of the remaining shares will not be able to elect as the Company's directors anyone other than those candidates supported by the majority shareholders. Holders of shares of the common stock are entitled to receive dividends if and when declared by the Board of Directors out of funds legally available therefore.

Prior to the issuance of any of the Preferred Shares, the Board of Directors shall determine the number of Preferred Shares to be issued from the total shares authorized, and such shares shall constitute a series of the Preferred Shares. Such series shall have such preferences, limitations, and relative rights as the Board of Directors shall determine and such series shall be given a distinguishing designation. Each share of a series shall have preferences, limitations, and relative rights identical with those of all other shares of the same series. Except to the extent otherwise provided in the Board of Directors' determination of a series, the shares of such series shall have preferences, limitations, and relative rights identical with all other series of the Preferred Shares. Preferred shares may have dividend or liquidation rights which are prior (superior or senior) to the dividend and liquidation rights and preferences of the Common Shares and any other series of the Preferred Shares. Also, any series of the Preferred Shares may have voting rights.


                                     PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters.

Until 1998 the Company's common stock was listed on the American Stock Exchange. Currently the Company's common stock is quoted in the Pink Sheets under the symbol "MENA".

The following is the range of high and low bid of the Company's common stock quoted in the Pink Sheets. Such over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions and may not necessarily represent actual transactions.


                            2004                    2005                2006
                            ----                    ----                ----
First Quarter            .52 - 1.85              .60 - 7.55          2.35 - 5.80
Second Quarter           .52 - 1.85             5.25 - 9.85
Third Quarter            .55 - 5.00             5.75 - 5.95
Fourth Quarter           .60 - 5.00             5.75 - 8.90



Item 2.  Legal Proceedings.

The Company is not a party to any pending litigation nor is it aware of any threatened legal proceedings.


Item 3.  Changes in and Disagreement with Accountants.

None


Item 4.  Recent Sales of Unregistered Securities.

None

Item 5.  Indemnification of Directors and Officers.

         Article XI of the Company's Restated Articles of Incorporation limits the liability of the Company's directors. It provides that no director of the Company shall be personally liable to the Company or its stockholders for damages for breach of fiduciary duty as a director, except for liability for any breach of the duty of loyalty, for acts or omissions not in good faith or which involved intentional misconduct or a knowing violation of law, or for any transaction from which he derived an improper personal benefit.

         In addition, Section 7.8 of the Company's Bylaws provides that the Company shall, to the maximum extent permitted by law, indemnify each officer and director against expenses, judgments, fines, settlements and other amount actually and reasonably incurred in connection with any proceeding arising by reason of the fact that such person in connection with any proceeding arising by reason of the fact that such person has served as an officer, agent or director of the Company, and may so indemnify any person in connection with any proceeding arising by reason of the fact that such person has served as an officer or director of the Company.

         Section 78.138(7) of the Nevada Revised Statutes (the "NRS") provides, with limited exceptions, that:

         a director or officer is not individually liable to the corporation or its stockholders for any damages as a result of any act or failure to act in his capacity as a director or officer unless it is proven that:

         (a) His act or failure to act constituted a breach of his fiduciary duties as a director or officer; and

         (b) His breach of those duties involved intentional misconduct, fraud or a knowing violation of law.

         Section 78.7502 of the NRS permits the Company to indemnify its directors and officers as follows:

         1. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action suit or proceeding if he:

         (a) Is not liable pursuant to NRS 78.138; or

         (b) Acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

         The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person is liable pursuant to NRS
78.138 or did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, or that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

         2. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he:


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

         (a) Is not liable pursuant to NRS 78.138; or

         (b) Acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation.

         Indemnification may not be made for any claim, issue or matter as to which such person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

         3. To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue or matter therein, the corporation shall indemnify him against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense.

         In addition, Section 78.751 of the NRS permits the Company to indemnify its directors and officers as follows:

         1. Any discretionary indemnification pursuant to NRS 78.7502, unless ordered by a court or advanced pursuant to subsection 2, may be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made:

         (a) By the stockholders;

         (b) By the board of directors by majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding;

         (c) If a majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding so orders, by independent legal counsel in a written opinion; or

         (d) If a quorum consisting of directors who were not parties to the action, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

         2. The articles of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

         3. The indemnification pursuant to NRS 78.7502 and advancement of expenses authorized in or ordered by a court pursuant to this section:

         (a) Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to NRS 78.7502 or for the advancement of expenses made pursuant to subsection 2, may not be made to or on behalf of any director or officer if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action.

         (b) Continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

As to indemnification for liabilities arising under the Securities Act of 1933 for directors, officers and controlling persons of the Company, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy and is unenforceable.

                           INSERT FINANCIAL STATEMENTS


                                    PART III

Item 1.  Index to Exhibits.

3.1      Articles of Incorporation
3.2      Bylaws
4.1      Specimen Stock certificate


                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         Millennia, Inc.


Date: March 20, 2006                     By /s/ Kevin B. Halter
      --------------                       -------------------------------------
                                           President and Chief Executive Officer

                                 Millennia, Inc.

                        Consolidated Financial Statements

                           December 31, 2005 and 2004


                   (With Independent Auditor's Report Thereon)

                                 MILLENNIA, INC.

                                Table of Contents





Independent Auditors' Report.................................................F-1

Consolidated Financial Statements:

    Consolidated Balance Sheets..............................................F-2

    Consolidated Statements of Operations....................................F-3

    Consolidated Statements of Stockholders' Deficit.........................F-4

    Consolidated Statements of Cash Flows....................................F-5

Notes to Consolidated Financial Statements...................................F-6

                          TSCHOPP, WHITCOMB & ORR, P.A.
                     2600 Maitland Center Parkway, Suite 330
                             Maitland, Florida 32751


                          Independent Auditors' Report
                          ----------------------------


Board of Directors and Stockholders
Millennia, Inc.

We have audited the accompanying consolidated balance sheets of Millennia, Inc. as of December 31, 2005 and 2004 and the related consolidated statements of operations, stockholders' deficit, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above, presents fairly, in all material respects, the financial position of Millennia, Inc. as of December 31, 2005 and 2004, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.


/s/ Tschopp, Whitcomb & Orr, P.A.



January 6, 2006


                                 MILLENNIA, INC.

                           Consolidated Balance Sheets

                           December 31, 2005 and 2004

                                     Assets
                                     ------

                                                                  2005           2004
                                                              -----------    -----------
Current asset:
   Cash                                                       $   157,101            755

Livestock, net (note 6)                                           292,682           --
                                                              -----------    -----------

           Total assets                                       $   449,783            755
                                                              ===========    ===========

                      Liabilities and Stockholders' Deficit
                      -------------------------------------

Current liabilities:
   Accounts payable and accrued expenses                      $   431,286        378,076
                                                              -----------    -----------

           Total current liabilities                              431,286        378,076

Note payable to related party (note 4)                            400,000           --
Due to related party (note 5)                                   1,297,151            733
                                                              -----------    -----------

               Total liabilities                                2,128,437        378,809
                                                              -----------    -----------

Stockholders' deficit:
   Preferred stock - $0.001 par value
       50,000,000 shares authorized; no
       shares issued and outstanding                                 --             --
   Common stock - $0.001 par value
       50,000,000 shares authorized
       779,279 shares issued and outstanding                          779            779
   Additional paid-in capital                                   6,025,900      6,808,325
   Accumulated deficit                                         (7,705,333)    (7,187,158)
                                                              -----------    -----------

           Total stockholders' deficit                         (1,678,654)      (378,054)
                                                              -----------    -----------

Total liabilities and stockholders' deficit                   $   449,783            755
                                                              ===========    ===========







See accompanying notes to consolidated financial statements.

                                 MILLENNIA, INC.

                      Consolidated Statements of Operations

                     Years ended December 31, 2005 and 2004



                                                          2005          2004
                                                       ----------    ----------

Revenues:
   Purses                                              $  211,739    $     --
                                                       ----------    ----------

Expenses:
   Livestock expenses                                     462,651          --
   General and administrative                              82,497        24,418
   Depreciation                                            90,707          --
   Loss on sale of livestock                               94,059          --
                                                       ----------    ----------

             Total expenses                               729,914        24,418
                                                       ----------    ----------

             Loss before provision for income taxes      (518,175)      (24,418)

Provision for income taxes (note 7)                          --            --
                                                       ----------    ----------

             Net loss                                    (518,175)      (24,418)
                                                       ==========    ==========


Basic and diluted loss per share                       $    (0.67)   $    (0.03)
                                                       ==========    ==========

Weighted average number of shares
   outstanding - basic and diluted                        779,279       779,279
                                                       ==========    ==========











See accompanying notes to consolidated financial statements.


                                 MILLENNIA, INC.

                Consolidated Statements of Stockholders' Deficit

                     Years ended December 31, 2005 and 2004



                                          Common Stock
                                   -------------------------
                                                               Additional
                                    Number of                    Paid-In      Accumulated
                                     Shares       Par Value      Capital        Deficit         Total
                                   -----------   -----------   -----------    -----------    -----------

Balances at December 31,
   2003, as previously reported         22,756   $        23     6,809,081     (7,162,740)      (353,636)

Effect of exchange of shares
   of Millennia, Inc. (Delaware)
   for shares of Millennia, Inc.
   (Nevada) as of February 23,
   2005 (note 1)                       756,523           756          (756)          --             --
                                   -----------   -----------   -----------    -----------    -----------

Balances as restated at
   December 31, 2003                   779,279           779     6,808,325     (7,162,740)      (353,636)

Net loss                                  --            --            --          (24,418)       (24,418)
                                   -----------   -----------   -----------    -----------    -----------

Balances at
  December 31, 2004                    779,279           779     6,808,325     (7,187,158)      (378,054)

Effect of the purchase of
  Thoroughbreds, Inc. (note 1)            --            --        (782,425)          --         (782,425)
                                   -----------   -----------   -----------    -----------    -----------

Balances after purchase                779,279           779     6,025,900     (7,187,158)    (1,160,479)

Net loss                                  --            --            --         (518,175)      (518,175)
                                   -----------   -----------   -----------    -----------    -----------

Balances at
  December 31, 2005                    779,279   $       779     6,025,900     (7,705,333)    (1,678,654)
                                   ===========   ===========   ===========    ===========    ===========














See accompanying notes to consolidated financial statements.


                                 MILLENNIA, INC.

                      Consolidated Statements of Cash Flows

                     Years ended December 31, 2005 and 2004



                                                                          2005           2004
                                                                      -----------    -----------
Cash flows from operating activities:
    Net loss                                                          $  (518,175)   $   (24,418)
    Adjustments to reconcile net loss to net cash
       used in operating activities:
          Depreciation                                                     90,707           --
          Loss on sale of livestock                                        94,059           --
    Changes in operating assets and liabilities, net
       of assets and liabilities acquired:
       Accounts payable and accrued expenses                               52,926         25,143
                                                                      -----------    -----------

              Net cash (used in) provided by operating activities        (280,483)           725
                                                                      -----------    -----------

Cash flows from investing activities:
    Purchase of livestock                                                (290,584)          --
    Proceeds from sale of livestock                                       112,196           --
                                                                      -----------    -----------

              Net cash used in investing activities                      (178,388)          --
                                                                      -----------    -----------

Cash flows from financing activities:
    Funds advanced from related party                                     579,217           --
    Cash acquired from acquisition                                         36,000           --
                                                                      -----------    -----------

              Net cash provided by financing activities                   615,217           --
                                                                      -----------    -----------

              Net increase in cash                                        156,346            725

Cash at beginning of period                                                   755             30
                                                                      -----------    -----------

Cash at end of period                                                 $   157,101    $       755
                                                                      ===========    ===========

Supplemental disclosures of cash flow information:
    Cash paid for interest                                            $      --      $      --
                                                                      ===========    ===========

    Cash paid for income taxes                                        $      --      $      --
                                                                      ===========    ===========

Supplemental schedule of non-cash financing activities:
    Issuance of note payable for acquisition of Thoroughbreds, Inc.   $   400,000    $      --
                                                                      ===========    ===========




See accompanying notes to consolidated financial statements.

                                 MILLENNIA, INC.

                   Notes to Consolidated Financial Statements

                           December 31, 2005 and 2004


(1)  Organization and Description of Business
     ----------------------------------------

     Millennia, Inc. (Millennia Delaware) was originally formed as a Delaware corporation which subsequently owned several subsidiaries that were involved in a variety of business ventures through 1999. Since that time, however, Millennia Delaware has been an inactive corporate entity.

     On February 23, 2005,  pursuant to a certain  merger  agreement,  Millennia
     Delaware merged into Millennia, Inc., a corporate entity organized and formed under the laws of the state of Nevada. Prior to the merger the Nevada corporation did not have any operations and was formed solely for the purpose of perpetuating the interest of the Millennia Delaware as a Nevada corporation. As such, all of the stockholders of Millennia Delaware retained an equal interest in the common stock of the Nevada corporation. In accordance with the provisions of the merger agreement, the Nevada corporation was designated as the surviving entity and is hereinafter referred to as Millennia, Inc. (Millennia). The effect of the merger and exchange of shares has been given retroactive effect in the accompanying consolidated financial statements.

     On January 31, 2005 Millennia entered into a stock purchase agreement (Agreement) with the sole stockholder of Thoroughbreds, Inc., a Nevada corporation (Thoroughbreds). Under terms of the Agreement, Millennia purchased 100% of the issued and outstanding capital stock of Thoroughbreds for a total consideration of $400,000 evidenced by a promissory note issued to the seller. Accordingly, Thoroughbreds became a wholly owned subsidiary of Millennia. Millennia and Thoroughbreds are considered to be entities under common control. Therefore, the net assets of Thoroughbreds on the date of the merger were recorded at their carrying value (predecessor basis) in the accompanying 2005 consolidated balance sheet and the results of its operations since the purchase date through December 31, 2005 has been included in the accompanying consolidated statements of operations (See note 3).

     Thoroughbreds, Inc. was incorporated on March 27, 2000 under the laws of the State of Nevada and was formed for the purpose of buying and selling thoroughbred race horses of every age from broodmares, weanlings, yearlings and racing age horses. However, in 2004, Thoroughbreds changed its primary business purpose from buying and selling thoroughbreds to buying, training, racing and breeding thoroughbred horses.


                                                                     (Continued)

                                 MILLENNIA, INC.

                   Notes to Consolidated Financial Statements


(2)  Summary of Significant Accounting Policies
     ------------------------------------------

     (a)  Principles of Consolidation
          ---------------------------

          The accompanying consolidated financial statements included the accounts of Millennia, Inc. and its wholly owned subsidiary, Thoroughbreds, Inc. (collectively referred to as the Company). All significant intercompany accounts and transactions have been eliminated in consolidation.

     (b)  Use of Estimates
          ----------------

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     (c)  Cash and Cash Equivalents
          -------------------------

          For purposes of reporting cash flows, the Company considers all cash on hand, in banks, including and on deposit with brokerage houses, certificates of deposit and other highly liquid debt instruments with a maturity of three months or less at the date of purchase to be cash and cash equivalents.

     (d)  Revenue Recognition
          -------------------

          The Company recognizes revenue upon final settlement of sales transactions of its livestock which generally occurs at livestock auctions and claim races. The revenue and costs of revenue from the sale of livestock is recognized on a specific identification basis. Revenue from racing activities is recognized at the conclusion of the racing event.

     (e)  Depreciation
          ------------

          Depreciation of livestock is computed on the straight-line method over their estimated breeding or racing lives.


                                                                     (Continued)

                                 MILLENNIA, INC.

                   Notes to Consolidated Financial Statements


(2)  Summary of Significant Accounting Policies - (Continued)
     --------------------------------------------------------

     (f)  Financial Instruments Fair Value, Concentration of Business and Credit
          ----------------------------------------------------------------------
          Risk
          ----

          The carrying amount reported in the consolidated balance sheet for cash, accounts payable and accrued expenses approximates fair value because of the immediate or short-term maturity of these financial instruments. The carrying amount reported in the accompanying consolidated balance sheet for note payable and amounts due to related parties approximates fair value because the actual interest rates do not significantly differ from current rates offered for instruments with similar characteristics.

     (g)  Organization Costs
          ------------------

          In accordance with AICPA Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities", the Company has charged all expenses associated with the incorporation, organization and initial capitalization of the Company to operations as incurred.

     (h)  Research and Development Expenses
          ---------------------------------

          Research and development expenses are charged to operations as incurred.

     (i)  Advertising Expenses
          --------------------

          Advertising and marketing expenses are charged to operations as incurred.

     (j)  Asset Impairment
          ----------------

          The recoverability of intangible assets and other long-lived assets is assessed periodically or whenever adverse events or changes in circumstances or business climate indicate that the expected cash flows previously anticipated warrant a reassessment. When such reassessments indicate the potential of impairment, all business factors are considered and, if the carrying value of such intangible assets and other long-lived assets is not likely to be recovered from future undiscounted operating cash flows, they will be written down for financial reporting purposes.


                                                                     (Continued)

                                 MILLENNIA, INC.

                   Notes to Consolidated Financial Statements


(2)  Summary of Significant Accounting Policies - (Continued)
     --------------------------------------------------------

     (k)  Income Taxes
          ------------

          The Company accounts for income taxes using the asset and liability method. Deferred tax assets and liabilities are recorded based on differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes using enacted tax rates in effect for the years in which the differences are expected to reverse. Income tax expense is the sum of the tax currently payable and the change in deferred tax assets and liabilities during the period. Valuation allowances are provided if, based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

     (l)  Earnings or Loss per Common Share
          ---------------------------------

          Basic and diluted loss per common share have been computed based upon the weighted average number of common shares outstanding during the period presented. At December 31, 2005 and 2004 there were no common stock equivalents outstanding.

(3)  Purchase of Thoroughbreds, Inc.
     -------------------------------

     On January 31, 2005, Millennia entered into a stock purchase agreement to acquire 100% of the outstanding stock of Thoroughbreds, Inc. for a total consideration of $400,000 evidenced by a promissory note issued to the seller. Since Millennia and Thoroughbreds are considered entities under common control, the net assets have been recorded at their carrying value (predecessor basis) in the accompanying 2005 financial statements. The operations of Thoroughbreds has been included in the accompanying 2005 consolidated statement of operations for the period from January 1, 2005 through December 31, 2005.

(4)  Note Payable
     ------------

     In connection with the acquisition of  Thoroughbreds,  Inc. as discussed in
     Note 3 above, Millennia issued a note in the amount of $400,000. The note bears interest at 6% and is due on demand after March 31, 2007. Interest expense associated with the note amounting to $22,000 has been accrued in the accompanying consolidated balance sheet and is included in general and administrative expenses in the accompanying consolidated statement of operations. The note was issued to the former sole stockholder of Thoroughbreds who is the wife of the principal stockholder and officer of Millennia.


                                 MILLENNIA, INC.

                   Notes to Consolidated Financial Statements


(5)  Due To Related Party
     --------------------

     The former stockholder of Thoroughbreds has periodically advanced and received repayment of funds loaned to the Company to support operations, settle outstanding trade accounts payable and provide working capital. The net advances are repayable upon demand after March 31, 2007 and bears interest at 6%.

(6)  Livestock
     ---------

     Livestock at December 31, 2005 consists of the following:

         Horses                                                       $ 388,005
         Accumulated depreciation                                       (95,323)
                                                                      ---------

                                                                      $ 292,682
                                                                      =========

(7)  Income Taxes
     ------------

     As of December 31, 2005, the Company has a net operating loss carryforward of approximately $7,500,000 to offset future taxable income. Subject to current regulations, this carryforward will expire in varying amounts through 2025. Under Internal Revenue Code, certain stock transactions, including sales of stock and the granting of options to purchase stock, could limit the amount of net operating loss carryforwards that may be utilized on an annual basis to offset taxable income in future periods.

     The Company's income tax expense (benefit) for the year ended December 31, 2005 and 2004 differ from the statutory federal rates as follows:

                                                             2005           2004
                                                         -----------    -----------

    Statutory rate applied to loss before income taxes   $  (190,000)        (8,000)
    Increase (decrease) in income taxes resulting from:
        Other, including reserve for deferred tax assets     190,000          8,000
                                                         -----------    -----------

             Income tax expense (benefit)                $      --             --
                                                         ===========    ===========

     Temporary   differences,   consisting   primarily  of  net  operating  loss
     carryforwards  give rise to deferred  tax assets at  December  31, 2005 and
     2004 as follows:

                                                             2005           2004
                                                         -----------    -----------

     Deferred tax assets
         Net operating loss carryforwards                $ 2,700,000      2,510,000
         Less valuation allowance                         (2,700,000)    (2,510,000)
                                                         -----------    -----------

              Net deferred tax asset                     $      --             --
                                                         ===========    ===========